February 8, 2019

Yaniv Sarig
President and Chief Executive Officer
Mohawk Group Holdings, Inc.
37 East 18th Street, 7th Floor
New York, NY 10003

       Re: Mohawk Group Holdings, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 21, 2018
           CIK No. 0001757715

Dear Mr. Sarig:

       We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cost of Sales and Gross Margin
Sales and Distribution Expense, page 49

1. It appears from your disclosure that shipping and fulfillment costs are part of logistics which are reported as sales and distribution expense. If so, please clarify your policy disclosures and explain to us your rationale for not reporting shipping and fulfillment costs within cost of goods sold.
 Yaniv Sarig
Mohawk Group Holdings, Inc.
February 8, 2019
Page 2

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William
Mastrianna, Attorney-Adviser, at (202) 551-3778 or Kathleen Krebs, Special Counsel, at (202)
551-3350 with any other questions.



                                                          Sincerely,
FirstName LastNameYaniv Sarig
                                                          Division of
Corporation Finance
Comapany NameMohawk Group Holdings, Inc.
                                                          Office of
Telecommunications
February 8, 2019 Page 2
cc:       Jeff Hartlin
FirstName LastName